UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Announces Appointment of Non-Executive Director

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100

NEWS RELEASE

ANGLOGOLD ASHANTI PLC ANNOUNCES APPOINTMENT OF NON-EXECUTIVE DIRECTOR

AngloGold Ashanti plc (the "Company") (NYSE: AU; JSE: ANG) is pleased to announce that Marcus Randolph has been appointed independent non-executive director of the Company with effect from 27 October 2025. Mr Randolph will serve as a member of the Compensation and Human Resources Committee and the Social, Ethics and Sustainability Committee.

"Marcus brings to the Board a wealth of experience gained over his long career in senior leadership and board positions in the global mining sector,” said AngloGold Ashanti Chairman Jochen Tilk. “We will benefit greatly from his expertise across governance, corporate strategy, and the mining value chain — including operations, exploration, resource development, and technology."

Mr Randolph has over 40 years of experience in the mining and processing industries. He was most recently CEO and President of Ecobat, a global leader in battery recycling. Prior to that Marcus was Executive Chairman of Boart Longyear, the world's largest supplier of drilling services and equipment to the minerals industry.

From 1999 to 2013 he held several senior leadership positions at BHP Billiton including Chief Executive Officer Ferrous & Coal, Chief Organization Development Officer, President of Diamond and Specialty Products, Chief Development Officer for Minerals, and Chief Strategic Officer for Minerals.

Mr. Randolph holds a BSc in Mining Engineering from Colorado School of Mines and an MBA from Harvard University.

ENDS

London, Denver, Johannesburg
3 October 2025
JSE Sponsor: The Standard Bank of South Africa

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 3 October 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary